EXHIBIT 12

EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands)
(Unaudited)

Year Ended December 31		2014	2013	2012	2011	2010

EARNINGS AVAILABLE FOR FIXED CHARGES:
Net Income		$2,915,487	$2,197,109	$570,279	$1,091,123	$160,654
Less:	Capitalized Interest	(57,170)	(49,139)	(49,702)	(57,741)	(76,300)
Add:	Fixed Charges	337,762	348,399	323,965	315,702	237,590
Income Tax Provision		2,079,828	1,239,777	710,461	818,676	247,322
TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES		$5,275,907	$3,736,146	$1,555,003	$2,167,760	$569,266

FIXED CHARGES:
Interest Expense		$193,171	$226,721	$205,789	$197,572	$125,073
Capitalized Interest		57,170	49,139	49,702	57,741	76,300
Capitalized Expense Related to Indebtedness		8,287	8,739	7,763	12,791	4,513
Rental Expense Representative of Interest Factor		79,134	63,800	60,711	47,598	31,704
TOTAL FIXED CHARGES		$337,762	$348,399	$323,965	$315,702	$237,590

RATIO OF EARNINGS TO FIXED CHARGES		15.62	10.72	4.80	6.87	2.40